Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD RELEASES PRODUCTION RESULTS FOR SECOND QUARTER AND FIRST SIX-MONTHS OF 2011, REVIEWS 2011 OUTLOOK

TORONTO, ONTARIO—(Marketwire — July 19, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today reported production results for the second quarter and first six months of 2011.

For the second quarter of 2011, gold sales totaled 18,988 ounces while gold poured was 17,421 ounces. A total of 162,974 tonnes at an average grade of 3.55 grams per tonne were processed for 17,615 ounces of recovered gold.  During the first six months of 2011, gold sales totaled 52,942 ounces while 43,321 ounces of gold were poured. A total of 311,374 tonnes at an average grade of 4.16 grams per tonne were processed for 39,942 ounces of recovered gold.

Mill throughput averaged 1,790 tonnes per day during the second quarter and in the month of June averaged 1,950 tonnes per day.  During the first six months of 2011 mill throughput averaged 1,720 tonnes per day.

	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Gold Sales
Timmins Mine	8,778	35,371
Bell Creek	5,797	13,158
Thunder Creek	4,413	4,413
Total Gold Sales	18,988	52,942
Gold Poured	17,421	43,321
Gold Recovered
Timmins Mine	9,627	20,578
Bell Creek	5,666	14,301
Thunder Creek	2,323	5,064
Total Gold Recovered	17,615	39,942
Grade
Timmins Mine	3.36	3.92
Bell Creek	3.60	4.72
Thunder creek	3.82	3.78
Average Grade	3.55	4.16
Mill Throughput	162,974	311,358
Tonnes Per Day	1,790	1,720

Tony Makuch, President and CEO of Lake Shore Gold, commented, “Production in the second quarter of 2011 was lower than expected mainly due to a change in mining sequence in the higher grade UM1 Zone of the Timmins Mine caused by development and backfill delays, which caused the advancement of lower grade sources earlier than anticipated. This resulted in an overall head grade in the quarter of 60% of plan. The change in mine sequence shifted planned mining in the UM1 Zone initially to near the end of the second quarter and then into the second half of the year, with mining now planned to resume in July.

Grades during the second quarter of 2011 were also adversely affected by the milling of low-grade stockpiles from Bell Creek Mine, which had been accumulated as part of the advanced exploration program at the project.

Mining costs will be released with our financial results on August 9, 2011. We expect that cash operating costs for the second quarter 2011 will be significantly higher than in the first quarter given lower grades and production levels as well as the completion of considerable development and silling work for mining in the UM1 Zone.”

Second Half 2011 Production Outlook

“We recently completed a detailed production re-forecast for the full year 2011.  For the second half of the year, we expect that both our mining and processing rates will improve. However, we also have lowered our estimates for head grades as a result of less mining in the higher grade UM1 Zone than planned and a broader distribution of mineralization resulting in larger stopes and lower mining grades in other zones planned in 2011.

As we continue to build our understanding of the Timmins Mine orebody, we are recognizing that some of the mineralized zones are broader than previously understood. This will affect our average grades in 2011 as we mine more tonnes at lower grades, but in the longer term it may result in more overall ounces, although further work is required to confirm this.

In the re-forecast, we have deferred 130,000 tonnes of ore we had previously planned to mine from the UM1 Zone in 2011 until early 2012. This resulted from a change to stope planning and design to allow more time for additional development, to reduce backfill cycles, improve ground control and to minimize dilution.

As a result of lower head grades planned for the remainder of the year, reflecting mine sequencing and broader mineralized zones, we are revising our target production levels for the year, and now expect to pour 85,000 to 100,000 ounces of gold in 2011, down from our previous estimate of 125,000 ounces.

In terms of mill throughput, I am pleased to report that in the month of June we operated at an average rate of 1,950 tonnes per day.  As the year progresses, we expect to continue to improve the reliability of the mill circuit and expect to nominally increase throughput in excess of 2,000 tonnes per day.

Progress continues on a number of fronts, including preparation of a new National Instrument 43-101 resource for Thunder Creek, targeted for completion in the 4th quarter, and a study for further expanding the Bell Creek Mill, which has been completed with the results to be released shortly.”

Lake Shore Gold will also host a conference call and webcast on Tuesday, July 19, 2011 at 9:00 am EST to discuss the Company’s second quarter and six month 2011 production results and 2011 outlook. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2217 or 866-696-5910

Call-in ID: 1810650

Replay number: 905-694-9451 or 800-408-3053

Replay ID: 1136502

Available until: 11:59pm, August 2, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com